Exhibit 99.3

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 pm EST on July 19, 2022.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
* SPECIMEN * 1 MAIN STREET	Mark, sign and date your proxy card and return it in the envelope we have provided.

ANYWHERE PA 99999-9999	VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting to be held on July 20, 2022 at 5:00 p.m. (Israel Time) at 5 Oppenheimer St. Rehovot 7670105, Israels or remote attendance via teleconference using the details provided in the Notice of Annual General Meeting.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2022 Annual General Meeting of Shareholders Proxy Card - G Medical Innovations Holdings Ltd.

DETACH PROXY CARD HERE TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED DIRECTOR NOMINEES.

(1)	Re- Election of Class I Directors:

☐	FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)	☐	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION:    TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Chanan Epstein	02 Dr. Brendan de Kauwe

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address.

* SPECIMEN *	AC:ACCT9999	90.00

G MEDICAL INNOVATIONS HOLDINGS LTD.

Annual General Meeting of Shareholders

To Be Held on July 20, 2022

G MEDICAL INNOVATIONS HOLDINGS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of G Medical Innovations Holdings Ltd. (the “Company”), revoking all prior proxies, hereby appoints Dr. Kenneth R. Melani, as the Chairman of the Meeting, with full power to act with power of substitution, as proxy and attorney-infact and hereby authorizes him to represent and vote all shares in the capital of the Company, which the undersigned will be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company to be held at 5 Oppenheimer St. Rehovot 7670105, Israel on July 20, 2022 at 5:00 p.m. (Israel time), and at any adjournment or postponement thereof. Each share is entitled to one vote. The proxy is further authorized to vote, in his/her/their discretion, upon such other business as may properly come before the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF THIS PROXY IS SIGNED AND RETURNED BUT NO DIRECTION IS MADE, THE PROXY SHALL BE VOTED FOR ITEM 2 AND 3 AS SET OUT IN THE NOTICE CALLING THE MEETING AND, IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE.

Please check here if you plan to attend the Annual General Meeting of Shareholders July 20, 2022 at 5:00 p.m. (Israel time) ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)